SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-96257
CUSIP Number: 872161104

  Form 10-K      Form 20-F      Form 11-K      Form 10-Q      Form N-SAR      Form N-CSR

For the Period Ended: March 31, 2005

    Transition Report on Form 10-K

    Transition Report on Form 20-F

    Transition Report on Form 11-K

    Transition Report on Form 10-Q

    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TAG Entertainment Corp.
Full Name of Registrant
9916 South Santa Monica Blvd., First Floor
Address of Principal Executive Offices (street and number)
Beverly Hills, California 90212
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TAG Entertainment Corp. (the "Registrant") hereby files this report for a 5-day extension from the prescribed filing date for filing its Quarterly Report on Form 10-QSB for the period ended March 31, 2005 ("Form 10-QSB"). The Registrant will not be in position to file its Form 10-QSB by May 16, 2005 without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the year ended December 31, 2004 and its integration of new accounting personnel involved in the preparation of the financial statements to be included in the Form 10-QSB. These factors resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore, Registrant's management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-QSB by the prescribed filing date. The Registrant anticipates that it will file its Form 10-QSB no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Steve Austin	(310)	227-3700
Name	Area Code	Telephone Number

(2)    Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     Yes     No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

TAG Entertainment Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005	By:	/s/ Steve Austin
Steve Austin Chief Executive Officer